1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2005

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU
TAICHUNG, TAIWAN
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F)

Form 20-F	☑	Form 40-F	☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

Yes	☐	No	☑

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82:                    )

FOR IMMEDIATE RELEASE
SIGNATURES

Siliconware Precision Industries Co., Ltd.

FOR IMMEDIATE RELEASE

Contact:
Jong Lin/ CFO
(886)4-2534-1525ext1528
fin@spil.com.tw
Janet Chen/ Investor Relations
(886)2-2702-8898 ext105
janet@spiltp.com.tw
SPIL website “www.spil.com.tw”

Siliconware Precision Industries Reports 12.3% Revenues Decline and
EPS of NT $0.57 or EPADS of US $ 0.09 for 1Q 2005

Taichung, Taiwan, Apr 28, 2005 Siliconware Precision Industries Co., Ltd. (“SPIL” or the “Company”) (TAIEX: 2325, NASDAQ: SPIL) today announced that its sales revenues for 1Q 2005 was NT$ 7,982 million, representing 12.3% decline QoQ and 3.2% decline compared to the same period of year 2004.

SPIL reported a net income of NT$ 1,196 million in 1Q 2005, compared with a net income of NT$ 336 million in 4Q 2004 and a net income of NT$ 1,404 million in 1Q 2004.

Unconsolidated 1Q 2005 Financial Results

▶ Net revenue was NT$ 7,982 million, of which NT$ 7,289 million was from assembly business and NT$ 693 million was from testing business.
▶ Cost of goods sold was NT$ 6,800 million, and gross profit was NT$ 1,182 million, representing a gross margin of 14.8%.
▶ Operating expenses were NT$ 522 million, including selling expenses of NT$ 135 million, administrative expenses of NT$ 188 million, and R& D expenses of NT$ 199 million. Operating profit was NT$ 660 million, representing an operating margin of 8.3% vs 10.8% in 4Q 2004.
▶ Net interest expense for this quarter was NT$ 12 million.
▶ Net income was NT$ 1,196 million, compared with a net income of NT$ 336 million in 4Q 2004.
▶ Earnings per ordinary share for this quarter was NT$0.57, or earnings per ADS of US$ 0.09. Total weighted average outstanding shares for 1Q 2005 were 2,107,485 thousand shares.

Siliconware Precision Industries Co., Ltd.

Capital Expenditure

▶ Capital spending in 1Q 2005 totaled NT$ 978 million, in which NT$ 788 million were spent on assembly equipment, and NT$ 190 million were spent on testing equipment.
▶ The depreciation expenses in 1Q 2005 were NT$ 1,449 million, in which NT$ 954 million were from assembly business and NT$ 495 million were from testing business.
Assembly Operation
▶ BGA revenues accounted for 41% of total revenues, slightly down from 43% in previous quarter; wafer bumping and FCBGA accounted for 11%, up from 9% in previous quarter; QFP revenues accounted for 23%, down from 25% in previous quarter; and SO revenues accounted for 12%, up from 11% in previous quarter. Testing service generated 9% of total revenues in 1Q 2005.
▶ The average assembly utilization rate was 83% in 1Q 2005.

Testing Operation

▶ The average testing utilization rate was 80% in 1Q 2005.

Siliconware Precision Industries Co., Ltd.

About SPIL

Siliconware Precision Industries Ltd. (“SPIL”) (NASDAQ:SPIL, TSE:2325) is a leading provider of comprehensive semiconductor assembly and test services. SPIL is dedicated to meeting all of its customers’ integrated circuit packaging and testing requirements, with turnkey solutions that range from design consultations, modeling and simulations, wafer bumping, wafer probe and sort, package assembly, final test, burn-in, to drop ship. Products include advanced leadframe and substrate packages, which are widely used in personal computers, communications, Internet appliances, cellular phones, digital cameras, cable modems, personal digital assistants and LCD monitors. SPIL supplies services and support to fabless design houses, integrated device manufacturers and wafer foundries globally. For further information, visit SPIL’s web site at www.spil.com.tw.

Safe Harbor Statement

The information herein contains forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. Although we believe that these expectations and projections are reasonable, such forward-looking statements are inherently subject to risks, uncertainties and assumptions about us, including, among other things:

•	the intensely competitive personal computer, communications, consumer ICs and non-commodity memory semiconductor industries and markets;
•	cyclical nature of the semiconductor industry;
•	risks associated with global business activities;
•	non-operating losses due to poor financial performance of some of our investments;
•	our dependence on key personnel;
•	general economic and political conditions;
•	possible disruptions in commercial activities caused by natural and human induced disaster, including terrorist activities and armed conflicts and contagious disease, such as the Severe Acute Respiratory Syndrome;
•	fluctuations in foreign currency exchange rates; and
•	other risks identified in our annual report for the year ended December 31, 2003 on Form 20-F filed with the U.S. Securities and Exchange Commission on June 28, 2004.

The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur and our actual results could differ materially from those anticipated in these forward-looking statements.

All financial figures discussed herein are prepared pursuant to ROC GAAP on an unaudited unconsolidated basis. Audited unconsolidated financial figures will be publicly announced upon the completion of our audited process. The investment gains or losses of our company for the three months ended March 31, 2005 reflect our gains or losses attributable to the first quarter of 2005 unaudited financial results of several of our investments (the “Investees”) which are evaluated under the equity method. The unaudited unconsolidated financial data for our company for the three months, ended March 31, 2005, is not necessarily indicative of the results that may be expected for any period thereafter.

SILICONWARE PRECISION INDUSTRIES CO., LTD.
UNCONSOLIDATED BALANCE SHEET
As of Mar 31, 2005 and 2004
(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	Mar 31, 2005			Mar 31, 2004		Sequential
ASSETS	USD	NTD	%	NTD	%	Change	%
Cash and cash equivalent	248,831	7,861,817	14	12,889,050	22	(5,027,233)	(39)
Short-term investments	43,813	1,384,279	2			1,384,279
Accounts receivable	166,926	5,274,042	10	5,807,241	10	(533,199)	(9)
Inventories	52,412	1,655,948	3	2,054,647	4	(398,699)	(19)
Other current assets	50,781	1,604,426	3	1,421,117	2	183,309	13

Total current assets	562,763	17,780,512	32	22,172,055	38	(4,391,543)	(20)

Long-term investments	298,407	9,428,174	17	8,839,467	15	588,707	7
Fixed assets	1,469,415	46,426,160	84	43,815,962	74	2,610,198	6
Less accumulated depreciation	(659,136)	(20,825,393)	(38)	(18,431,466)	(31)	(2,393,927)	13

Net fixed assets	810,279	25,600,767	46	25,384,496	43	216,271	1

Other assets	84,339	2,664,689	5	2,287,221	4	377,468	17

Total Assets	1,755,789	55,474,142	100	58,683,239	100	(3,209,097)	(5)

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Accounts payable	60,830	1,921,923	4	1,879,108	3	42,815	2
Current portion of long-term debt	15,382	486,000	1	11,897,830	20	(11,411,830)	(96)
Other current liability	61,852	1,954,205	3	2,684,404	5	(730,199)	(27)
Bonds payable	364,226	11,507,728	21	6,615,000	11	4,892,728	74
Long term loans	151,918	4,799,835	8	4,080,439	7	719,396	18
Other liabilities	1,011	31,951		3,795		28,156	742

Total Liabilities	655,219	20,701,642	37	27,160,576	46	(6,458,934)	(24)

Stockholders’ Equity
Capital stock	668,182	21,111,226	38	18,945,758	32	2,165,468	11
Capital reserve	264,171	8,346,498	15	8,315,722	14	30,776
Legal reserve	23,766	750,886	1	467,014	1	283,872	61
Special reserve				302,780	1	(302,780)	(100)
Retained earnings	174,605	5,516,640	10	4,322,825	7	1,193,815	28
Unrealized long-term investment loss	(7)	(231)				(231)
Cumulated translation adjustment	(4,682)	(147,913)		(35,376)		(112,537)	318
Treasury stock	(25,466)	(804,606)	(1)	(790,060)	(1)	(14,546)	2

Total Equity	1,100,570	34,772,500	63	31,528,663	54	3,243,837	10

Total Liabilities & Shareholders’ Equity	1,755,789	55,474,142	100	58,689,239	100	(3,215,097)	(5)

Forex (NT$ per US$)		31.595		33.075

(1) All figures are under ROC GAAP.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd
Date: April 28, 2005	By:	/S/ WEN CHUNG LIN
Wen Chung Lin
Vice President & Spokesman